United American Healthcare Corporation
303 E. Wacker Dr., Suite 1200
Chicago, Illinois 60613

December 17, 2012

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

            Re:      United American Healthcare Corporation
        Form 10-K for the Fiscal Year Ended June 30, 2012 Filed October 11, 2012
        File No.  001-11638
        SEC Letter to UAHC dated November 30, 2012

Ladies and Gentlemen:

This correspondence is being sent in response to the Securities and Exchange Commission's (the "SEC") letter dated November 30, 2012 (the "Comment Letter") containing comments related to United American Healthcare Corporation's ("UAHC") Form 10-K for the Fiscal Year Ended June 30, 2012 filed on October 11, 2012.

In order to resolve the items listed in the Comment Letter, as part of this submission, UAHC is filing an amendment to the Form 10-K.

UAHC acknowleges the following:

•	UAHC is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	UAHC may not assert staff comments as a defense in any proceeding initieated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ John M. Fife
John M. Fife
Chairman, President and Chief Executive Officer